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                          December 13, 2021

       Shahraab Ahmad
       Chief Executive Officer
       Atlantic Coastal Acquisition Corp. II
       6 St Johns Lane
       Floor 5
       New York, NY 10013

                                                        Re: Atlantic Coastal
Acquisition Corp. II
                                                            Registration
Statement on Form S-1
                                                            Filed December 2,
2021
                                                            File No. 333-261459

       Dear Mr. Ahmad:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Catherine De Lorenzo at 202-551-4079 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              Stephen C. Ashley